Mail Stop 4561

July 14, 2009

Fahad Syed
Chairman and Chief Executive Officer
NetFabric Holdings, Inc.
299 Cherry Hill Road
Parsippany, NJ 07054

>   **Re: NetFabric Holdings, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed June 25, 2009**
>   **File No. 000-31553**

Dear Mr. Syed:

        We have completed our review of your revised filing and have no further comments at this time.

                                        Sincerely,

                                        Matthew Crispino
                                        Staff Attorney